UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KETNER GLOBAL INVESTMENTS, INC.
(Name of Issuer)

Common Stock, Par Value $.001 per Share
(Title of Class of Securities)

492655-10-5
(CUSIP Number)

Michelle LynRay
1100 North University Avenue, Suite 135
Little Rock, Arkansas 72207
1-800-280-8192
(Name, Address and Telephone number of person)
(Authorized to receive notices and communications)

April 13, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 492655-10-5
1.	Names of Reporting Persons James Ketner IRS Identification Nos. of Above Persons (entities only) Not Applicable
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with ______________	7.	Sole Voting Power 3,900,000
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 3,900,000
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 492655-10-5
1.	Names of Reporting Persons Michelle LynRay IRS Identification Nos. of Above Persons (entities only) Not Applicable
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with ______________	7.	Sole Voting Power 80,000
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 80,000
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 492655-10-5
1.	Names of Reporting Persons John Mastoloni IRS Identification Nos. of Above Persons (entities only) Not Applicable
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with ______________	7.	Sole Voting Power 10,000
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 492655-10-5
1.	Names of Reporting Persons Alexander Borges dos Santos IRS Identification Nos. of Above Persons (entities only) Not Applicable
2.	Check the Appropriate Box if a Member of a Group ( See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with ______________	7.	Sole Voting Power 10,000
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Ketner Global Investments, Inc.

The principal executive offices of Ketner Global Investments, Inc. are located at 1100 North University Avenue, Suite 135, Little Rock, Arkansas 72207

Item 2. Identity and Background

(a)	Name:	James Ketner

(b)	Business Address:	1100 North University Avenue, Suite 135, Little Rock Arkansas 72207

(c)	Present Principal Occupation:	President/CEO/Chairman of Ketner Global Investments, Inc.

(d)	Disclosure of Criminal Proceedings:	Mr. Ketner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Disclosure of Civil Proceedings:
Mr. Ketner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Ketner is a citizen of the United States

(a)	Name:	Michelle LynRay

(b)	Business Address:	1100 North University Avenue, Suite 135, Little Rock Arkansas 72207

(c)	Present Principal Occupation:	Secretary/Treasurer/Director of Ketner Global Investments, Inc.

(d)	Disclosure of Criminal Proceedings:	Ms. LynRay has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Disclosure of Civil Proceedings:
Ms. LynRay was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Ms. LynRay is a citizen of the United States

(a)	Name:	John Mastoloni

(b)	Business Address:	1100 North University Avenue, Suite 135, Little Rock Arkansas 72207

(c)	Present Principal Occupation:	Vice President/Director of Ketner Global Investments, Inc.

(d)	Disclosure of Criminal Proceedings:	Mr. Mastoloni has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Disclosure of Civil Proceedings:
Mr. Mastoloni was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Mastoloni is a citizen of the United States

(a)	Name:	Alexander Borges dos Santos

(b)	Business Address:	1100 North University Avenue, Suite 135, Little Rock Arkansas 72207

(c)	Present Principal Occupation:	Vice President/Director of Ketner Global Investments, Inc.

(d)	Disclosure of Criminal Proceedings:	Mr. Borges has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Disclosure of Civil Proceedings:
Mr. Borges was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Borges is a citizen of the United States

Item 4. Purpose of Transaction

Mr. Ketner individually, purchased the securities of Ketner Global Investments, Inc. for investment purposes. Depending on general market and economic conditions affecting Ketner Global Investments, Inc. and other relevant factors, Mr. Ketner may purchase additional securities of Ketner Global Investments, Inc. or dispose of some or all of his securities from time to time in open market transactions, private transactions or otherwise.

Ms. LynRay individually, purchased the securities of Ketner Global Investments, Inc. for investment purposes. Depending on general market and economic conditions affecting Ketner Global Investments, Inc. and other relevant factors, Ms. LynRay may purchase additional securities of Ketner Global Investments, Inc. or dispose of some or all of her securities from time to time in open market transactions, private transactions or otherwise.

Mr. Mastoloni individually, purchased the securities of Ketner Global Investments, Inc. for investment purposes. Depending on general market and economic conditions affecting Ketner Global Investments, Inc. and other relevant factors, Mr. Mastoloni may purchase additional securities of Ketner Global Investments, Inc. or dispose of some or all of his securities from time to time in open market transactions, private transactions or otherwise.

Mr. Borges individually, purchased the securities of Ketner Global Investments, Inc. for investment purposes. Depending on general market and economic conditions affecting Ketner Global Investments, Inc. and other relevant factors, Mr. Borges may purchase additional securities of Ketner Global Investments, Inc. or dispose of some or all of his securities from time to time in open market transactions, private transactions or otherwise.

None of the above individuals have any plans or proposals which relate to or result in:

(a)	The acquisition by any person of additional securities or the disposition of securities of Ketner Global Investments, Inc.

(b)	An extraordinary transaction, such as a merger, reorganization or liquidation, involving Ketner Global Investments, Inc.

(c)	A sale or transfer of a material amount of assets of Ketner Global Investments, Inc. or any of its subsidiaries.

(d)
Any change in the present board of directors or management of Ketner Global Investments, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

(e)	Any material change in the present capitalization or dividend policy of Ketner Global Investments, Inc.

(f)	Any other material changes in Ketner Global Investments, Inc.'s business or corporate structure.

(g)	Changes in Ketner Global Investments, Inc.'s charter, bylaws or instruments.

(h)
Causing a class of securities of Ketner Global Investments, Inc. to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of Ketner Global Investments, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
James Ketner beneficially owns 3,900,000 shares of Common Stock, par value of $.001, of Ketner Global investments, Inc. The shares of Common Stock beneficially owned by Mr. Ketner constitute approximately 90% of the total number of shares of common stock of Ketner Global Investments, Inc. Applicable percentages are based upon 4,349,340 shares of common stock outstanding as of April 15, 2007.

Michelle LynRay beneficially owns 80,000 shares of Common Stock, par value of $.001, of Ketner Global investments, Inc. The shares of Common Stock beneficially owned by Ms. LynRay constitute approximately 1.8% of the total number of shares of common stock of Ketner Global Investments, Inc. Applicable percentages are based upon 4,349,340 shares of common stock outstanding as of April 13, 2007.

John Mastoloni beneficially owns 10,000 shares of Common Stock, par value of $.001, of Ketner Global investments, Inc. The shares of Common Stock beneficially owned by Mr. Mastoloni constitutes less than 1% of the total number of shares of common stock of Ketner Global Investments, Inc. Applicable percentages are based upon 4,349,340 shares of common stock outstanding as of April 13, 2007.

Alexander Borges dos Santos beneficially owns 10,000 shares of Common Stock, par value of $.001, of Ketner Global investments, Inc. The shares of Common Stock beneficially owned by Mr. Borges constitutes less than 1% of the total number of shares of common stock of Ketner Global Investments, Inc. Applicable percentages are based upon 4,349,340 shares of common stock outstanding as of April 13, 2007.

(b)	All of the above named individuals have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by said named.

(c)	All of the above named individuals acquired the Common Stock as a result of the transactions discussed in ITEM 4, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the above individuals.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2007	KETNER GLOBAL INVESTMENTS, INC.

	By:	/s/ James Ketner
James Ketner
President/CEO/Chairman

	By:	/s/ Michelle LynRay
Michelle LynRay
Secretary/Treasurer/Director

	By:	/s/ John Mastoloni
John Mastoloni
Vice President/Director

	By:	/s/ Alexander Borges dos Santos
Alexander Borges dos Santos
Vice President/Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
Constitute Federal criminal violations (See 18 U.S.C. 1001)